CORPORATE BYLAWS
Deskless Workers, Inc.

CORPORATE BYLAWS
DESKLESS WORKERS INC.

ARTICLE I
OFFICES

Section 1.1 **Offices**. Deskless Workers Inc. (the "**Corporation**"), will have its registered office in the state of Washington, and may have such other offices and places of business within or without the state of Washington as the Corporation's board of directors ("**Board of Directors**") determines.

ARTICLE II
SHAREHOLDERS

Section 2.1 **Place of Meetings**. Meetings of shareholders may be held at such places, within or without the state of Washington, as designated by the Board of Directors or by the Corporation's CEO or President.

Section 2.2 **Annual Meetings**. The annual meetings of shareholders will be held each year on a date determined by the Board of Directors. At such meetings, the shareholders will elect a Board of Directors and transact other business of the Corporation.

Section 2.3 **Special Meetings**. Special meetings of shareholders may be called at any time by the Board of Directors or by the CEO or the President, and will be called by the CEO, President or Board of Directors at the written request of shareholders owning a majority of the shares of the Corporation then outstanding and entitled to vote.

Section 2.4 **Notice of Meetings**. Written notice of the annual meeting or any special meeting of shareholders will be given to each shareholder entitled to vote, not less than five (5) days nor more than fifty (50) days prior to the meeting except as otherwise required by statute with the agenda of such meeting ("**Notice Period**"). The Notice Period may be waived by unanimous consent of the shareholders; such consent must be in writing (electronic writing such as e-mail or fax will be deemed sufficient). Additionally, notice need not be given to any shareholder who submits a signed waiver of notice, before or after the meeting, or who attends the meeting in person or by proxy without objecting to the transaction of business.

Section 2.5 **Quorum**. At all meetings of shareholders, the holders of a majority of stock issued, outstanding and entitled to vote present in person or represented by proxy, will constitute a quorum. When a quorum is once present, it is not broken by the subsequent withdrawal of any shareholder.

Section 2.6 **Voting**. At all meetings of shareholders, each shareholder having the right to vote may vote in person or by proxy. Each shareholder has one vote for each share of stock registered in his or her name.

Section 2.7 **Adjourned Meetings**. Any meeting of shareholders may be adjourned to a designated time and place by a vote of the shareholders present in person or by proxy and entitled to vote, even though less than a quorum is present, or by the CEO or President if a quorum of shareholders is not present.

Section 2.8 **Action by Written Consent of Shareholders**. Any action of the shareholders required or permitted to be taken at any regular or special meeting may be taken without any such meeting, notice of meeting or vote if a consent, in writing, setting forth the action to be taken is signed by the holders of outstanding stock having not less than the number of votes that would have been necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of the taking of any such action will be given to any shareholders entitled to vote who have not so consented in writing.

Section 2.9 **Shareholders of Record**. (a) The shareholders from time to time entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to any corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, will be the shareholders of record as of the close of business on a date fixed by the Board of Directors as the record date for any such purpose. Such a record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and will not, with respect to shareholder meetings, be more than sixty (60) days nor less than ten (10) days before the date of such meeting, or, with respect to shareholder consents, more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors.

(b) If the Board of Directors does not fix a record date: (i) the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders will be as of the close of business on the day immediately following the day on which notice of such meeting is given, or, if notice is waived as provided herein, on the day next preceding the day on which the meeting is held; (ii) the record date for determining shareholders entitled to express consent to corporate action in writing without a meeting, where no prior action by the Board of Directors is necessary, will be the close of business on the day on which the first signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation; and (iii) the record date for determining shareholders for any other purpose will be at the close of business on the day on which the resolution of the Board of Directors relating thereto is adopted.


ARTICLE III
DIRECTORS

Section 3.1 **Board of Directors**. The management of the affairs, property and business of the Corporation will be vested in a Board of Directors, the members of which need not be shareholders. In addition to the power and authority expressly conferred upon it by these Bylaws, the Board of Directors may take any action and do all such lawful acts and things on behalf of the Corporation and as are not by statute or by the Articles of Incorporation or these Bylaws required to be taken or done by the shareholders.

Section 3.2 **Number**. The initial number of directors is three (3). The number of directors may be increased or decreased from time to time by the Board of Directors, provided the number of directors is not less than three (3). No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

Section 3.3 **Election and Term of Directors**. At each annual meeting of the shareholders, the shareholders will elect directors to hold office until the next annual meeting.

Section 3.4 **Annual and Regular Meetings**. The annual meetings of the Board of Directors will be held promptly after the annual meetings of shareholders, and regular meetings of the Board of Directors may be held from time to time as the Board of Directors may determine. No notice will be required for annual or regular Board of Director meetings.

Section 3.5 **Special Meetings**. Special meetings of the Board of Directors may be called by the CEO, President, an officer of the Corporation who is also a director, the Chairman of the Board of Directors or by any two directors.

Section 3.6 **Notice of Meetings**. Written notice of the annual meeting or any special meeting of Board of Directors will be given to each director, not less than five (5) days nor more than fifty (50) days prior to the meeting except as otherwise required by statute with the agenda of such meeting ("**Notice Period**"). The Notice Period may be waived by unanimous consent of the Board of Directors; such consent must be in writing (electronic writing such as e-mail or fax will be deemed sufficient). Additionally, notice need not be given to any director who submits a signed waiver of notice, before or after the meeting, or who attends the meeting in person or by proxy without objecting to the transaction of business.

Section 3.7 **Place of Meetings**. The Board of Directors may hold its meetings, regular or special, at such places as it determines (including teleconferences).

Section 3.8 **Adjourned Meetings**. A majority of the directors present, whether or not a quorum, may adjourn any meeting of the Board of Directors to another time and place.

Section 3.9 **Quorum of Directors**. A majority of the total number of directors will constitute a quorum for the transaction of business.

Section 3.10 **Action of the Board of Directors**. The vote of a majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors. Each director present will have one vote. In case a vote by the Board of Directors results in a deadlock, the CEO will cast the deciding vote even if the CEO is a director and has already cast a vote for the deadlocked issue. If the CEO is not present for the vote and has not assigned a proxy for such vote, the vote will be tabled until such time as the CEO may cast the tiebreaker vote in person, by proxy or by written notice to the Board of Directors.

Section 3.11 **Action by Written Consent of Directors**. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if a written consent thereto is signed by not less than the number of directors that would have been necessary to authorize such action at a meeting at which all directors entitled to vote were present and voted, and such written consent is filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.12 **Resignation**. A director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation will take effect upon receipt by the Board of Directors or such officer, and acceptance of the resignation will not be necessary.

Section 3.13 **Removal of Directors**. Notwithstanding director election rights that may be provided in independent agreements between the Corporation and an investor, officer, founder, advisor or other equity stakeholder, any or all of the directors may be removed with or without cause by the shareholders or by majority vote of the Board of Directors.

Section 3.14 **Newly Created Directorships and Vacancies**. Newly created directorships resulting from an increase in the number of directors or vacancies occurring in the Board of Directors for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum. Vacancies occurring by reason of the removal of directors without cause will be filled by a vote of the Board of Directors. A director elected to fill a newly created directorship or to fill any vacancy will hold office until the next annual meeting of shareholders, and until his or her successor, if any, has been elected and qualified.

Section 3.15 **Chairperson**. At all meetings of the Board of Directors the Chair of the Board or, if one has not been elected or appointed or in the Chairperson's absence, a chairperson chosen by the directors present at such meeting, will preside.

Section 3.16 **Compensation**. The Board of Directors may authorize compensation for directors for their services, as such, and payment of an annual retainer and/or fixed sum and expenses for attendance at each annual, regular or special meeting of the Board of Directors. Nothing herein contained will be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

ARTICLE IV
OFFICERS

Section 4.1 **Election**. At its annual meeting, the Board of Directors will elect or appoint a Chief Executive Officer, Treasurer and a Secretary and may, in addition, elect or appoint other officers as it may determine.

Section 4.2 **Term**. Unless otherwise specified by the Board of Directors, each officer will be elected or appointed to hold office until the annual meeting of the Board of Directors next following his or her election or appointment and until his or her successor, if any, has been elected or appointed and qualified, or until his or her earlier resignation or removal.

Section 4.3 **Resignation**. Any officer may resign at any time by giving written notice to the Board of Directors, the President, Chief Executive Officer or the Secretary. Unless otherwise specified in the notice, the resignation will take effect upon receipt. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause. Any vacancy occurring in any office by reason of death, resignation, removal or otherwise may be filled by the Board of Directors.

Section 4.4 **Powers and Duties**. The officers, agents and employees of the Corporation will each have such powers and perform such duties in the management of the affairs, property and business of the Corporation, subject to the control of and limitation by the Board of Directors, as generally pertain to their respective offices, as well as such powers and duties as may be authorized from time to time by the Board of Directors.

ARTICLE V
TRANSFER OF SHARES

Section 5.1 **Transfer of Shares**. The Corporation will be entitled to treat the holder of record of any share or other security of the Corporation as the holder in fact thereof and will not be bound to recognize any equitable or other claim to or interest in such share or security on the part of any other person whether or not it will have express or other notice thereof, except as expressly provided by law.

Section 5.2 **Initial Stock Distribution**. The initial stock distribution of the Corporation is 25,000,000 shares stock, 20,000,000 of which are shares of common stock and 5,000,000 of which are shares of preferred stock.

Section 5.3 **Additional Stock Distributions or Stock Reallocation**. The Corporation, by a vote of the Board of Directors as described in Article III, may choose to issue additional stock in the Corporation, or to make a reallocation of existing unissued shares of stock; provided that such issuance is not a violation of applicable law. In the event of any issuance of shares of the Corporation's voting securities hereafter (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such shares will become subject to these Bylaws.

Section 5.4 **Shareholders Agreement**. Issues such as dilution and stock recapture will be governed by a separate agreement or series of agreements by and among the Corporation and the relevant parties (the "**Shareholders Agreement**"). The Shareholders Agreement will govern any conflict between these Bylaws and the Shareholders Agreement. The Shareholders Agreement may be entitled as a Shareholders Agreement or such other title the parties thereto determine is appropriate.

ARTICLE VI
INDEMNIFICATION

Section 6.1 **Indemnification**. The Corporation will indemnify the directors, officers, agents and employees of the Corporation in the manner and to the full extent provided by the General Corporation Law of the state of Washington. Such indemnification may be in addition to any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, provisions of these Bylaws, or otherwise. The directors, officers, employees and agents of the Corporation will be fully protected individually in making or refusing to make any payment or in taking or refusing to take any other action under this Article VI in reliance upon the advice of counsel.

ARTICLE VII
TERMINATION

Section 7.1 **Termination**. These Bylaws will terminate upon the earliest of: (a) the closing of the Corporation's sale of all or substantially all of its assets or the consummation of a merger or consolidation of the Corporation with or into another entity or any other corporate reorganization, if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Corporation immediately prior to such merger, consolidation or other reorganization; or (b) the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act, covering the offer and sale of the Corporation's stock for aggregate gross proceeds of not less than $100 million.

ARTICLE VIII
MISCELLANEOUS

Section 8.1 **Execution of Instruments**. All corporate instruments and documents will be signed or countersigned, executed, and, if desired, verified or acknowledged by a proper officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 8.2 **Fiscal Year**. The fiscal year of the Corporation will be the calendar year, beginning January 1 and ending December 31.

Section 8.3 **Amendments**. Any provision of these Bylaws may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of the Board of Directors.

Section 8.4 **Governing Law and Jurisdiction**. These Bylaws will be governed by and construed under the laws of the state of Washington without regard to its conflict of laws principles. Each party irrevocably and unconditionally consents, for itself and its property, to the exclusive jurisdiction of any federal or state court sitting in King County, Washington, in any action or proceeding arising out of or relating to these Bylaws or the transactions contemplated hereunder.

Section 8.5 **Parties in Interest**. These Bylaws will be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing expressed or implied in these Bylaws are intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of these Bylaws.

Section 8.6 **Notices.** All notices, requests, consents and other communications required or provided for any party will be deemed to be sufficient if contained in a written instrument, and will be deemed to be given when: (a) delivered in person; (b) delivered by overnight receipted courier service; or (c) sent by facsimile transmission with delivery confirmed. If to the Corporation, notice must be addressed to the Corporation's corporate offices.

Section 8.7 **Severability; Counterparts.** In the event one or more of the provisions of these Bylaws should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of these Bylaws, and these Bylaws will be construed as if such invalid, illegal or unenforceable provision had never been contained herein. These Bylaws may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Section 8.8 **Attorneys' Fees.** In the event that any dispute among the parties to these Bylaws results in litigation, the prevailing party in such dispute will be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to these Bylaws, including without limitation, such reasonable fees and expenses of attorneys and accountants, which will include, without limitation, all fees, costs and expenses of appeals.

Section 8.9 **Entire Agreement.** These Bylaws represent the entire agreement of the parties and supersede all prior or contemporaneous oral or written agreements and undertakings between the parties with respect to the subject matter hereof.

Certificate by Secretary of Adoption

The undersigned certifies that: (a) he is the duly elected, qualified, and acting Secretary of Deskless Workers Inc., a Washington corporation; and (b) the Board of Directors, according to the Organizational Meeting Minutes of the Board of Directors dated December 17, 2015, approved the foregoing Bylaws.

IN WITNESS WHEREOF, the undersigned certifies these Bylaws are true and correct this 17th day of December 2015.



By: _____
David Young, CEO